EXHIBIT 8.1

Subsidiaries

ENTITY	PLACE OF INCORPORATION

Cimatron Technologies, Inc.	United States
Cimatron Technologies Inc.	Canada
Cimatron GmbH	Germany
Cimatron Sarl	France
Cimatron UK Ltd.	United Kingdom
Microsystem Srl *	Italy
Cimatron Japan K.K	Japan
Cimatron Technologies (P) Ltd	India
Cimatron (Beijing) Technology Co. Ltd.	China
Cimatron (Guangzhou) Technology Co. Ltd.	China
Korea Cimatron Technologies Co. Ltd.**	Korea

*	As of July 1st, 2005 we hold 27.5% of the outstanding share capital of Microsystem, pursuant to the agreements we signed with Microsystem and its shareholders.

**	We hold only 30% of the shares of this joint venture, which we formed in Korea together with JY Solutec Co., LTD.